# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Luda Technology Group Ltd, CIK 0001984124
CUSIP: G57019104
Title of class of securities: Ordinary shares, par value of HK$0.25 (equivalent to US$0.03) per share
Address of issuer's principal executive offices: Unit H, 13/F, Kaiser Estate Phase 2, 47-53 Man Yue Street, Hung Hom, Kowloon, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 02/28/2025
Filed by CIK 0002059370
Persons authorized to receive notices and communications: Ma Biu, Unit H, 13/F, Kaiser Estate Phase 2, 47-53 Man Yue Street, Hung Hom, Kowloon, Hong Kong (K3), 0000, 852 2994 8774

## Reporting persons
- Diamond Horses Group Limited (CIK 0002059370): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (88.9% of the class)
- Ma Biu (CIK 0002058782): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (88.9% of the class)
  Comment: (1) Represents 20,000,000 ordinary shares, par value of HK$0.25 each (equivalent to US$0.03), (the "Ordinary Shares"), of Luda Technology Group Limited, a company incorporated under the laws of the Cayman Islands (the "Issuer").
  
  Mr. Ma is the sole shareholder and holds the voting and dispositive power over the Ordinary Shares held by Diamond Horses Group Limited.
  
  (2) Percentage is calculated based on 22,500,000 ordinary shares issued and outstanding as of February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value of HK$0.25 (equivalent to US$0.03) per share
Name of issuer: Luda Technology Group Ltd
Address of issuer's principal executive offices: Unit H, 13/F, Kaiser Estate Phase 2, 47-53 Man Yue Street, Hung Hom, Kowloon, Hong Kong (K3), 999077

## Item 2. Identity and Background
Name of person filing:
This Statement is jointly filed by Diamond Horses Group Limited and Mr. Ma Biu (the "Reporting Persons").

Mr. Ma is the sole shareholder and director of Diamond Horses Group Limited. By virtue of these relationships, Mr. Ma may be deemed to beneficially own the Ordinary Shares owned directly by Diamond Horses Group Limited.
Residence or business address: The business address of Ma Biu is c/o Unit H, 13/F, Kaiser Estate Phase 2, 47-53 Man Yue Street, Hung Hom, Kowloon, Hong Kong. The business address of Diamond Horses Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment:
Diamond Horses Group Limited is an investment holding entity of Mr. Ma without material operations.

Mr. Ma is the sole shareholder and director of Diamond Horses Group Limited.
Criminal convictions in the last five years: During the last five years, the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Diamond Horses Group Limited is a British Virgin Islands company.

Mr. Ma is citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Upon incorporation of the Issuer on October 21, 2021, 1 Ordinary Share of HK$1.00 par value, was allotted and issued to Charlotte Cloete, who transferred the share to Diamond Horses Group Limited, on the same day. On December 19, 2023, the Issuer issued 4,999,999 ordinary shares of HK$1.00 each to Diamond Horses Group Limited. On December 19, 2023, the Issuer subdivided each issued and unissued share of par value of HK$1.00 each into four shares of par value of HK$0.25 (equivalent to US$0.03) each.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Ordinary Shares of the Issuer reported herein for investment purposes. Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, the Reporting Persons intend to review the investment on a regular basis and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect to take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Persons has not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Persons as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the initial public offering of the Issuer, the Reporting Persons entered into lock-up agreements (the "Lock-up Agreements"), pursuant to which the Reporting Persons agreed that, with respect to 20,000,000 Ordinary Shares held by the Reporting Persons, not to transfer any of such shares for a period of 180 days from the closing of the initial public offering of the Issuer.

References to and descriptions of the Lock-up Agreements herein are qualified in their entirety by reference to the Lock-up Agreements filed as exhibits to this Statement and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Lock-up Agreement entered by Diamond Horses Group Limited dated February 26, 2025.
99.2 Lock-up Agreement entered by Ma Biu dated February 26, 2025.

## Signatures
- Diamond Horses Group Limited: /s/ Ma Biu, Ma Biu/Director (03/07/2025)
- Ma Biu: /s/ Ma Biu, Ma Biu (03/07/2025)